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January 29, 2021 VIA EDGAR AND HAND DELIVERY Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	SQZ Biotechnologies Company
Draft Registration Statement on Form S-1
Confidentially Submitted on January 29, 2021
CIK No. 0001604477

Ladies and Gentleman:

In connection with the Draft Registration Statement on Form S-1 submitted by SQZ Biotechnologies Company (the “Company”) on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission on the date hereof, on behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461.

Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	(via email)
Armon Sharei, President and Chief Executive Officer, SQZ Biotechnologies Company
Peter N. Handrinos, Latham & Watkins LLP
Mitchell S. Bloom, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP